November 18, 2016

Ms. Shannon Sobotka

Staff Accountant

Office of Real Estate and Commodities

Securities and Exchange Commission

Washington, D.C. 20549

VIA EDGAR as CORRESPONDENCE filing

Re: Universal Health Realty Income Trust

Form 10-K for the year ended December 31, 2015

As filed on March 4, 2016

File No. 001-09321

Dear Ms. Sobotka:

This letter is being written in connection with the Staff’s examination of the filing referenced above. Set forth below is our response to the comment included in the Staff’s letter to us dated November 1, 2016.

Notes to Consolidated Financial Statements

(3)	Property Exchange Transaction, Acquisition and Dispositions

1)	We note that a gain of $8.7 million was recognized in the property exchange transaction that occurred in May, 2015. Please provide us with your analysis of how you determined the accounting for the gain in the transaction. Please cite the applicable accounting guidance in your response.

Response:

Background:

In May, 2015, in exchange for the real property of Sheffield Medical Building (“Sheffield”), a 73,446 square foot medical office building (“MOB”) located in Atlanta, Georgia, we received $2 million in cash and the real property of two MOBs located in Sandy Springs and Vinings, Georgia, from an unrelated third party. In connection with the two MOBs acquired in this transaction, triple net, master lease agreements applicable to 100% of the combined 36,700 rentable square feet of these properties were executed with the counterparty. These master lease agreements have initial terms of 15 years and provide for 3% annual rent increases. In connection with this transaction, we recorded an $8.7 million gain which was included in our Consolidated Statement of Income for the year ended December 31, 2015. This gain represented the difference between the aggregate fair value of the consideration exchanged (approximately $11.8 million) and the net book value of Sheffield (approximately $3.1 million).

Accounting treatment and applicable guidance:

We reviewed the provisions of FASB Accounting Standards Codification Topic 805 on Business Combinations (“Topic 805) to determine whether this transaction should be treated as a business combination.

Topic 805 defines the term “business” as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members or participants. Topic 805 provides additional guidance on what constitutes a business and provides that a business is comprised of three elements: (i) inputs; (ii) processes, and; (iii) outputs.

Topic 805 defines “inputs” as any economic resources that create, or has the ability to create, outputs when one or more processes are applied. “Processes” are defined by Topic 805 as any system, standard, protocol, convention or rule that when applied to inputs, creates or has the ability to create outputs. As defined by Topic 805, “outputs” are created by the combination of the first two elements but is not required for an integrated set to qualify as a business.

In applying Topic 805 to this transaction, we believe the “input” element to qualify as a business under Topic 805 is satisfied in that it consists of an economic resource (i.e. real estate operating properties) which provide the inputs necessary to produce outputs. We believe the “process” element to qualify as a business under Topic 805 is satisfied in that, although the two MOBs acquired have triple net, master lease agreements in place, there are multiple tenants in each building with varying sublease expiration dates and renewal options. We have certain strategic management & operational protocols in place in connection with the properties and tenants. Such processes include, but are not limited to, the review and approval of any new or modified sublease arrangements, the review and approval for alterations, additions or improvements to the suites within the building that have cost in excess of $50,000 and the review and approval for all structural alterations, additions or improvements to the building.

Since this transaction satisfied each element of the definition of a “business” under Topic 805 as there are inputs and processes applied to those inputs, which together will be used to create outputs, it was accounted for as a business combination. We then applied ASC paragraphs 805-30-30-7/805-30-30-8 to determine the accounting treatment for this transaction.

Since the consideration transferred by us included assets that had fair values different from their carrying amounts, and since we did not retain control of Sheffield after the transaction, we re-measured the transferred assets to their fair values as of the acquisition date and recognized the resulting $8.7 million gain in our 2015 financial statements.

Below is my contact information where I can be reached should the Staff have any questions or require any additional information. Thank you for your consideration and cooperation regarding this matter.

Sincerely,

/s/ Charles Boyle

Charles Boyle

Vice President and Chief Financial Officer

Universal Health Realty Income Trust

367 South Gulph Road

King of Prussia, PA 19406

610-768-3354 (telephone)

chick.boyle@uhsinc.com (email)

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